CannaPowder, Inc.

Liron Carmel, CEO

20 Raoul Wallenberg Street

Tel Aviv, Israel 6971916

February 6, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	CannaPowder, Inc.
Registration Statement on Form S-1 Filed
December 28, 2018
File No. 333-228741

Ladies and Gentlemen:

This letter is in response to the staff’s comment letter dated January 4, 2019, with respect to the above-referenced Registration Statement on Form S-1 filed by CannaPowder, Inc. (the “Company”) on December 28, 2018. For the convenience of the staff, we have included the staff’s comment followed by our response to the comment.

Form S-1/A Filed December 28, 2018

Executive Compensation, page 37

Comment 1. Please update Executive Compensation information for the most recent fiscal year end. Refer to Regulation S-K, Compliance and Disclosure Interpretation Question 117.05 for guidance.

Response 2. We have updated the disclosure in the Table under Executive Compensation to include the compensation paid during the years-ended December 31, 2018, 2017 and 2016, following the guidelines in Reg S-K, Compliance and Disclosure Interpretation Question 117.05.

The Company and its management are aware and acknowledge their responsibilities for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

The Company intends to request acceleration of the effective date of this Registration Statement after the staff has had an opportunity to review the Form S-1/A filed together with this response letter.

Please contact our legal counsel, Lawrence R. Lonergan, Esq. of The Lonergan Law Firm, LLC at (973) 641-4012, if you have any questions concerning this response letter or the Form S-1/A.

Respectfully submitted,

CannaPowder, Inc.

By:	/s/ Liron Carmel
Liron Carmel, CEO

cc:	Lawrence R. Lonergan, Esq.